August 24, 2012

Justin Dobbie
Legal Branch Chief
United States Securities And Exchange Commission
Washington, D.C.  20549

Re:  Seven Arts Entertainment Inc.
                        Preliminary Proxy Statement on Form 14A
                        Filed August 9, 2012
                        File No. 001-34250

Dear Mr. Dobbie:

Thank you for your letter of August 20, 2012.  We are filing herewith a revised Schedule 14A in the form of a Preliminary Proxy Statement for your review.  We respond as follows:

General

1.	Comment:
Please confirm to us that you have not printed or mailed a definitive proxy statement.

Response:
We have not printed or mailed a definitive proxy statement.

2.	Comment:
Please revise to include your financial statements pursuant to Items 11 and 13(a) of Schedule 14A. Refer to Instruction 1 to Item 13 to Schedule 14A.

Response:

The audited financial statements for the fiscal year ended June 30, 2011 of our predecessor and the  financial statements on Form 10-Q for the nine month period ended March 31, 2012 are now included in the revised Schedule 14A.

Seven Arts Entertainment Inc.
8439 Sunset Blvd., Fourth Floor
West Hollywood, CA 90069
Tel: (323) 372-3080
Email: phoffman@7artspictures.com

Justin Dobbie
August 24, 2012

Proposal No. 1 – Authorize Board of Directors To Implement A Reverser Split, page 6

3.	Comment:
Please revise your disclosure in this section to describe the dilutive effect of the proposed reverse stock split on your shareholders.

Response:

As you can see, we have removed the authorization for a reverse split as this is being done pursuant to the existing authority of the Board of Directors and Nevada law.  We have included a new provision to increase the number of authorized shares of the Company and the potential dilutive effect of that change is described in the revised Schedule 14A filed herewith.

4.	Comment:
Please revise to disclose whether you have any current plans, arrangements or understandings to issue additional shares of common stock that will be available as a result of the reverse stock split.

Response:

We have no current plans, arrangements or understandings to issue additional shares of common stock that will be available as a result of the reverse stock split. The purpose of the reverse stock split is to comply with NASDAQ listing requirements.

5.	Comment

Please provide us with analysis under Nevada law that proposal No. 1 is valid without inclusion of the reverse stock split ratio or a range of ratios.  To the extent such a proposal is valid, please disclose that your board has unlimited flexibility in determining the ratio.  Please also discuss the impact that an extreme ratio could have on your shareholders.

Response:
This comment is no longer applicable in light of the changes set forth above.

Seven Arts Entertainment Inc.
8439 Sunset Blvd., Fourth Floor
West Hollywood, CA 90069
Tel: (323) 372-3080
Email: phoffman@7artspictures.com

Justin Dobbie
August 24, 2012

In further response to your comment letter, we confirm:

1.	The Company is responsible for the adequacy and accuracy of all disclosures in the Schedule 14A.

2.	Any staff comments or changes to disclosure in the Schedule 14A do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing of the Schedule 14A.

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities or Exchange Commission or any person pursuant to the Federal laws of the United States.

We look forward to obtaining clearance on this revised Schedule 14A at your earliest convenience.

Very truly yours,

/s/ Peter M. Hoffman

Peter M. Hoffman

CC:  Randy Katz
        Elaine New

Seven Arts Entertainment Inc.
8439 Sunset Blvd., Fourth Floor
West Hollywood, CA 90069
Tel: (323) 372-3080
Email: phoffman@7artspictures.com